Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: August 3, 2023

On August 3, 2023, Diversified Healthcare Trust (the “Company”) mailed the following infographic to its shareholders in connection with the upcoming August 30, 2023 Special Meeting of Shareholders related to the Company’s pending merger with Office Properties Income Trust.

Industry-wide Pressures Have Created a Dire Situation at DHC… • DHC is NOT in compliance with a key debt incurrence covenant and is therefore unable to access debt capital • Cash reserves are dwindling • Significant debt maturities are fast approaching. If the merger is not approved, DHC will face very unattractive restructuring options that will be destructive to shareholder value • Proposed alternatives to the merger, such as asset sales, would be inadequate to achieve near-term convenant compliance and destructive to shareholder value Approving the Merger Will Allow DHC to… Failure to approve the merger would leave DHC… Regain immediate debt covenant compliance Restore access to capital and immediate liquidity Address upcoming debt maturities Fund capex to turn around SHOP operations Distribute higher dividend to shareholders Participate in future upside via ownership in combined entity Out of time to refinance looming debt maturities Stuck in non-compliance until at least mid-2024 Unable to access debt markets to refinance upcoming debt maturities Unable to fund capex vital to SHOP recovery At the mercy of debtholders, whose interests are not aligned with shareholders Unable to increase dividend to shareholders …maximize value for shareholders and create a stronger, more diversified and resilient company positioned for near- and long-term success. ....with nothing but risky, unattractive options that would impair, if not destroy, shareholder value. Vote “FOR” the Diversified Healthcare Trust + Office Properties Income Trust Merger TODAY DHC is in Jeopardy Without the OPI Merger; Protect the Value of Your Investment by Voting “FOR” the Merger on the WHITE Proxy Card If the Merger Is Not Completed, DHC Will Have to Implement Strategies That Will Impair Shareholder Value

WARNING CONCERNING FOWARD LOOKING STATEMENTS This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever DHC uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon DHC’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s forward-looking statements as a result of various factors. For example: (a) OPI and DHC have entered into a definitive merger agreement and the proposed merger is expected to close in the third quarter of 2023. However, the closing of the proposed merger is subject to the satisfaction or waiver of closing conditions, including DHC shareholder approval and the financing or any consents or approvals required or contemplated in connection with the proposed merger, some of which are beyond DHC’s control, and DHC cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the proposed merger may not close on the contemplated terms or at all or it may be delayed; (b) OPI may not be able to recast its existing revolving credit facility on favorable terms as expected in connection with the proposed merger; (c) DHC shareholders are expected to benefit from an annual distribution of $1.00 per share of the combined company. However, the Board of Trustees of the combined company will consider many factors when setting distribution rates, and thus future distribution rates may be increased or decreased and DHC cannot be sure as to the rate at which future distributions will be paid; (d) the transactions contemplated by the merger agreement and the terms thereof were evaluated, negotiated and recommended to DHC’s Board of Trustees by a special committee of DHC’s Board of Trustees, comprised solely of DHC’s disinterested, independent trustees, and were separately approved by DHC’s independent trustees and by DHC’s Board of Trustees, and BofA Securities acted as exclusive financial advisor to DHC. Despite this process, DHC could be subject to claims challenging the proposed merger or other transactions or DHC’s entry into the merger agreement and related agreements because of the multiple relationships among DHC, OPI and The RMR Group LLC (“RMR”), the manager of DHC and OPI, and their related persons and entities or other reasons, and defending even meritless claims could be expensive and distracting to DHC management; and (e) this communication contains statements regarding the expectations for the proposed merger and the combined company which may imply that the combined company will achieve its expected strategic and financial goals and DHC shareholders will benefit from the growth potential of the combined company. However, the combined company will be subject to various risks, including: the risk that the combined businesses will not be integrated successfully or that the integration will be more costly or more time-consuming and complex than anticipated; the risk that cost savings and synergies anticipated to be realized by the proposed merger may not be fully realized or may take longer to realize than expected; risks associated with the impact, timing or terms of the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed merger; the risk of shareholder litigation in connection with the proposed merger, including resulting expense or delay; risks related to future opportunities, plans and strategy for the combined company, including the uncertainty of expected future financial performance, expected access to cash flows and capital, timing of accretion, distribution rates and results of the combined company following completion of the proposed merger and the challenges facing the industries in which each company currently operates and the combined company will, following the closing of the transaction, operate; risks related to the market value of the OPI common shares to be issued in the proposed merger; the expected qualification of the proposed merger as a tax-free “reorganization” for U.S. federal income tax purposes; the risk that the financing or any consents or approvals required or contemplated in connection with the proposed merger will not be received or obtained within the expected timeframe, on the expected terms or at all; the risk that the combined company will not be in compliance with its debt covenants; risks associated with expected financing transactions undertaken in connection with the proposed merger and risks associated with indebtedness incurred in connection with the proposed merger, including the potential inability to access, or reduced access to, the capital markets or other capital resources or increased cost of borrowings, including as a result of a credit rating downgrade; risks associated with the level of capital expenditures of each company and the combined company following the proposed merger including possible changes in the amount or timing of capital expenditures; and risks associated with the impact of general economic, political and market factors on the combined company. As a result, the combined company may not achieve the long-term growth and value creation for shareholders as expected. These risks, as well as other risks associated with the proposed transaction between DHC and OPI, are more fully discussed under “Risk Factors” in the definitive proxy statement filed by DHC with the Securities and Exchange Commission (the “SEC”) on July 21, 2023. The information contained in DHC’s periodic reports filed with the SEC, including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or incorporated therein, also identifies important factors that could cause DHC’s actual results to differ materially from those stated in or implied by DHC’s forward-looking statements. DHC’s filings with the SEC are available on the SEC’s website at www.sec.gov and are also accessible on DHC’s website at the following link: SEC Filings. The documents provided in this section are provided for historical purposes only. The information contained in each document is accurate only as of the date each document was originally issued or such earlier date stated in those documents. DHC does not undertake any obligation to update any information contained in these documents. For current information about DHC, please refer to DHC’s most recent public SEC Filings. You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise. Important Additional Information About the Merger This communication may be deemed to be solicitation material in respect of the proposed merger between DHC and OPI. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/ prospectus of DHC and OPI. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE PROPOSED MERGER. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234. In addition to the registration statement and joint proxy statement/prospectus, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and RMR and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the proposed merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is also included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above. If shareholders have questions or require assistance voting their shares on the “WHITE” proxy card, please contact DHC’s proxy solicitor: D.F. King & Co., Inc. (800) 431-9633 (Toll-Free) (212) 269-5550 (Call Collect) DHC@dfking.com VOTE “FOR” THE OPI – DHC MERGER ON THE “WHITE” PROXY CARD. The DHC Board of Trustees Unanimously Recommends that DHC Shareholders Vote “FOR” the DHC Merger Proposal and “FOR” the DHC Adjournment Proposal. DISCARD ANY GOLD PROXY CARD YOU MAY RECEIVE (OR ANY VOTING FORM WITH GOLD BORDER) If you have already voted the gold proxy card, you have every right to change your vote. Please follow the instructions on the WHITE proxy card to issue a later-dated vote by internet, telephone or please sign, date and return a WHITE proxy card in the postage-paid envelope provided.